BRADFORD RODGERS
Vice President – Senior Counsel
Writer’s Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com

August 6, 2021

Via EDGAR and E-mail

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:
Protective Strategic Objectives II
Protective Variable Life Separate Account
Post-Effective Amendment No. 5 to the Registration Statement on Form N-6
File Nos. 333-232740; 811-7337

Dear Ms. Stojic:

On June 1, 2021, Protective Life Insurance Company (the “Company”) and Protective Variable Life Separate Account (the “Separate Account”) filed the above-referenced Post-Effective Amendment No. 5 to the Form N-6 Registration Statement with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statement”) for certain flexible premium variable universal life policies (the “Policies”).  On behalf of the Company and the Separate Account, we are transmitting this letter in response to the comment received from the staff of the Commission (“Commission Staff”) via teleconference on July 16, 2021.

The paragraph below provides the Company’s response to the comment raised by the Commission Staff.  For the Commission Staff’s convenience, the Staff’s comment is set forth in full below, and then the response follows.  We have enclosed pages from the supplement to the Prospectus marked to indicate the change that we propose to make in response to the Commission Staff’s comment.

Response:
The Company has added the language as recommended by the Commission Staff.

*  *  *  *  *

In addition to the enclosed marked pages, please note that the Company has made certain non-material and stylistic changes to the prospectus disclosure.

Please do not hesitate to call the undersigned at (205) 268-1113, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

 /s/ Bradford Rodgers

Bradford Rodgers
Vice President, Senior Counsel

cc:  Ms. Sally Samuel
      Mr. Thomas Bisset

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